Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

August 13, 2012

Ms. Maryse Mills-Apenteng

Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cazador Acquisition Corporation Ltd.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 18, 2012

File No. 333-182076

Dear Ms. Mills-Apenteng:

On behalf of our client, Cazador Acquisition Corporation Ltd., a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated August 1, 2012 (the “Staff’s Letter”) regarding the Company’s above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 18, 2012. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 2 to the Registration Statement (the “Amended S-4”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the marked copy of the Amended S-4 that is being provided to you under separate cover. Terms used but not defined herein have the respective meanings assigned thereto in the Amended S-4.

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NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH

MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Ms. Maryse Mills-Apenteng August 13, 2012 Page 2

1.	Please update your risk factors to discuss the June 26, 2012 letter from The Nasdaq Stock Market LLC regarding Cazador’s compliance with the 300 minimum public holder requirement set forth in Listing Rule 5550(a)(3). See Item 3 of Form S-4.

Changes in response to the Staff’s Comment have been made on page 53 of the Amended S-4.

2.	We note your response to prior comment 12 and your revised disclosure in response to prior comment 39. Please disclose the percentage of NEI that Mr. Zoi would beneficially own if holders of approximately 49.09% of Cazador’s shares exercise their redemption rights (i.e., the approximate maximum amount of redemptions that would still allow the merger to proceed). See Item 3 of Form S-4. In addition, add related disclosure throughout the registration statement, as appropriate.

Changes in response to the Staff’s Comment have been made on the cover page of the joint proxy statement/prospectus, in the Notices of Special Meeting of Shareholders and on pages 13, 17, 51, 130, 133 and 151 of the Amended S-4.

3.	Please clarify whether Mr. Piovanetti has sole or shared voting power and/or investment power over Arco Group LLC. If he shares Arco Group’s voting and/or investment power, please disclose the identities of the other persons who share such beneficial ownership. Please make a similar revision to the post-merger beneficial ownership table on page 164.

Changes in response to the Staff’s Comment have been made on pages 72 and 171 of the Amended S-4.

4.	Your response to prior comment 6 states that you have excluded beneficial ownership of Mr. Zoi’s shares underlying “currently exercisable” options and warrants from the beneficial ownership table. Your response suggests that Mr. Zoi has the ability to acquire beneficial ownership of the shares underlying the referenced options and warrants within 60 days. Please explain to us how you determined it was proper to omit Mr. Zoi’s apparent beneficial ownership of these shares from the table. See Exchange Act Rule 13d-3(d)(1). In addition, please explain to us why if these shares were excluded from the table, Mr. Zoi’s beneficial ownership percentage is greater in this table than elsewhere in the registration statement. Finally, footnote 2 to the beneficial ownership table states that Mr. Zoi is also part of several groups that share beneficial ownership. It appears that the percentage of Mr. Zoi’s ownership of Net Element disclosed elsewhere in the registration statement does not reflect such shared beneficial ownership. Please revise or advise.

Net Element’s beneficial ownership table includes all shares beneficially owned by Mr. Zoi, including all shares which Mr. Zoi (directly or indirectly through entities controlled by him) has the right to acquire through the exercise of options and warrants and through the conversion of convertible debt as required by Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The response to prior comment 6 explains that the variation results from the fact that, other than disclosures in Net Element’s beneficial ownership table, disclosures in the Amended S-4 of Mr. Zoi’s percentage ownership assume a “cashless exercise” of options and warrants because his options and warrants will be exercised on a cashless basis prior to the merger. Net Element’s beneficial ownership table assumes that options and warrants beneficially owned by Mr. Zoi are exercised for cash since he has the right to acquire beneficial ownership of all shares underlying options and warrants pursuant to a cash exercise. Net Element notes that all options, warrants and convertible debt owned by Mr. Zoi (directly or indirectly through entities controlled by him) are currently exercisable or convertible.

Ms. Maryse Mills-Apenteng August 13, 2012 Page 3

As disclosed in the Amended S-4, Mr. Zoi is a member of two groups. One such group was formed as a result of Mr. Zoi and Dmitry Kozko agreeing to vote their shares of Net Element Common Stock in favor of James Caan as a director of Net Element until December 14, 2013 (the “James Caan Agreement”). The other group was formed as a result of Mr. Zoi entering into a Shareholder Rights Agreement dated February 24, 2012 (the “Shareholder Rights Agreement”) with Mark Global Corporation, Kenges Rakishev, TGR Capital, LLC, MZ Capital LLC (Delaware), MZ Capital LLC (Florida) and Enerfund, LLC. Pursuant to the James Caan Agreement and the Shareholder Rights Agreement, the respective parties have agreed to act together only for the purpose of voting for the election of certain directors (and, in the case of the Shareholder Rights Agreement, ensuring that Net Element’s bylaws provide for mandatory indemnification and advancement of expenses for Net Element directors). Except for the disclosures in Net Element’s beneficial ownership table, Mr. Zoi’s percentage ownership is disclosed throughout the Amended S-4 primarily for the purpose of highlighting the extent of control that he has in approving the merger agreement, which is not a matter subject to either the James Caan Agreement or the Shareholder Rights Agreement. Therefore, Net Element and Cazador believe it is appropriate to exclude from the percentage of Mr. Zoi’s ownership of Net Element the shares beneficially owned by other members of the groups in which Mr. Zoi is a member. Net Element and Cazador believe the disclosure otherwise would be misleading.

5.	We note your response to prior comments 22 and 24. Please disclose the dates of the two recent purchases of Net Element common stock at $0.15 per share, and the range of sale prices during the prior month, prior six months, and prior year. Also discuss the frequency of sales. In addition, please quantify the “material” potential dilution to Net Element’s shareholders resulting from outstanding Cazador warrants that supported the $0.11 per share premium.

Changes in response to the Staff’s Comment have been made on page 137 of the Amended S-4.

6.	In the last paragraph on page 131, you state that Cazador’s management “compiled detailed valuation information” regarding Net Element. Please clarify whether this valuation methodology differed in any way from the valuation methodology discussed elsewhere on page 131.

Changes in response to the Staff’s Comment have been made on page 138 of the Amended S-4.

7.	We note your revised disclosure in response to prior comments 26, 27, and 28. Please further revise the following bullet points on pages 135 and 136:

Ms. Maryse Mills-Apenteng August 13, 2012 Page 4

•	Growth potential: Include a more detailed discussion of Net Element’s “innovative” technologies and “access to key decision makers;”

•	Barriers-to-entry by competitors: Clarify that this is a negative factor, as discussed in the related risk factor on page 36;

•	Degree of current or potential market acceptance of the products, processes or services: Discuss the current degree of acceptance of Net Element’s products and why Net Element believes that they will be positively received; and

•	Sensitivity of the business to general macro-economic conditions: Explain why you believe that customers will continue to purchase “non-essential” Net Element consumer products in bad macroeconomic environments.

Changes in response to the Staff’s Comments have been made on page 142 of the Amended S-4.

8.	Please explain why you have assumed that no shares of NEI Common Stock subject to options or warrants will be exercisable within 60 days from the date of the anticipated closing of the business combination. To the extent that options or warrants are exercisable within 60 days, shares underlying such options or warrants should be disclosed as beneficially owned. See Exchange Act Rule 13d-3(d)(1).

The Company has considered the Staff’s Comment and has revised the disclosure on page 169 of the Amended S-4 to provide that shares of NEI Common Stock subject to options or warrants exercisable within 60 days from the date of the anticipated closing of the business combination are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of the holder of such options or warrants but are not treated as outstanding for purposes of computing the percentage ownership of other persons. As a result, the shares of NEI Common Stock disclosed as beneficially owned in the table appearing under “Post-Merger Pro Forma Security Ownership by Certain Beneficial Owners and Management of NEI” in the Amended S-4 include shares of NEI Common Stock subject to options or warrants exercisable within 60 days from the date of the anticipated closing of the business combination.

9.	The tabular entry for Mr. Rakishev does not appear to address his shared beneficial ownership of the shares beneficially owned by Mark Global Corporation. Please revise.

Changes in response to the Staff’s Comment have been made on page 170 of the Amended S-4.

10.	You discuss various related party loans to Net Element on page 99. It does not appear that you plan to file any such loan agreements as exhibits. Please explain to us why Item 601(b)(10) of Regulation S-K is inapplicable or file the loan agreements as exhibits.

The Company and Net Element have considered the Staff’s Comment and have included the material contracts of Net Element as Exhibits 10.11 to 10.30 in the Amended S-4.

11.	Please file your tax and legality opinions as soon as practicable. For guidance, refer to Staff Legal Bulletin No. 19.

Ms. Maryse Mills-Apenteng August 13, 2012 Page 5

The Company acknowledges the Staff’s Comment and undertakes to file the tax and legality opinions by an amendment as soon as practicable.

[Signature Page Follows]

Ms. Maryse Mills-Apenteng August 13, 2012 Page 6

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0380.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre, Esq.
Reed Smith LLP

cc:	Francesco Piovanetti

Cazador Acquisition Corporation Ltd.